UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

iPASS INC.

(Name of Subject Company)

iPASS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

 46261V306

(CUSIP Number of Class of Securities)

Gary A. Griffiths

President and Chief Executive Officer

iPass Inc.

3800 Bridge Parkway

Redwood Shores, CA 94065

(650) 232-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Timothy J. Moore

Brett D. White

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by iPass Inc., a Delaware corporation (“iPass”), with the Securities and Exchange Commission on December 4, 2018, relating to a tender offer by TBR, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Pareteum Corporation, a Delaware corporation (“Parent” or “Pareteum”), to acquire all of the outstanding shares of common stock of iPass, $0.001 par value per share (the “Shares”), for 1.17 shares of Parent common stock per Share (the “Offer Price”), subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 3, 2018 (as it may be amended or supplemented, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Offer to Exchange and the Letter of Transmittal are contained in the Tender Offer Statement on Schedule TO, dated December 3, 2018, filed by Pareteum with the Securities and Exchange Commission on December 4, 2018, as has been and may further be supplemented.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates or corrections as reflected below.

Item 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last paragraph on page 13 of the Schedule 14D-9 and replacing it with the following paragraph:

On November 2, 2018, Sichenzia Ross Ference LLP, delivered a first draft of the merger agreement, which included a potential downward adjustment to the exchange ratio, valued at $500,000 in Pareteum stock, which would be based on the net working capital of iPass at closing.

Item 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first sentence of the first paragraph on page 29 under the heading “Cautionary Note Regarding Forward-Looking Statements” of the Schedule 14D-9 and replacing it with the following sentence:

Certain statements made in the foregoing paragraphs, including, for example, the expected date of closing of the Merger and the potential benefits of the Merger, are “forward-looking statements.”

and by deleting the last sentence of the second paragraph on page 29 under the heading “Cautionary Note Regarding Forward-Looking Statements” of the Schedule 14D-9 and replacing it with the following sentence:

The forward-looking statements contained herein are made only as of the date hereof, and iPass undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and restated in its entirety to revise the filing dates of certain of the exhibits.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated December 3, 2018 (incorporated by reference to the Form S-4, filed by Pareteum Corporation with the SEC on December 4, 2018).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4, filed by Pareteum Corporation with the SEC on December 4, 2018).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4, filed by Pareteum Corporation with the SEC on December 4, 2018).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4, filed by Pareteum Corporation with the SEC on December 4, 2018).

(a)(2)(A)	Opinion of Raymond James & Associates, Inc. dated November 12, 2018 (included as Annex A to the Schedule 14D-9).

(a)(5)(A)	Joint Press Release issued by iPass Inc. and Pareteum Corporation, dated November 12, 2018, announcing execution of definitive agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by iPass Inc. on November 12, 2018).

(a)(5)(B)	E-Mail from Gary Griffiths to iPass Employees, dated November 12, 2018 (incorporated by reference to the Rule 425 filing filed by iPass Inc. on November 12, 2018).

(a)(5)(C)	Slide presentation titled “iPass -Sierra Welcome Meeting” (incorporated by reference to the Rule 425 filing filed by Pareteum Corporation on November 13, 2018).

(e)(1)	Agreement and Plan of Merger, dated as of November 12, 2018, by and among, Pareteum Corporation, TBR, Inc. and iPass Inc. (incorporated by reference to Exhibit 2.1 to iPass’s Current Report on Form 8-K filed with the SEC on November 12, 2018).

(e)(2)	Non-Disclosure Agreement, dated December 18, 2017, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO, filed by Pareteum Corporation with the SEC on December 4, 2018).

(e)(3)	Agreement Establishing a Strategic Alliance, effective as of April 25, 2018, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO, filed by Pareteum Corporation with the SEC on December 4, 2018).

(e)(4)*	Channel Partner Reseller Agreement, effective as of April 25, 2018, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by iPass Inc. with the SEC on December 3, 2018).

(e)(5)	Software License Agreement, effective as of May 8, 2018, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by Pareteum Corporation with the SEC on May 11, 2018).

(e)(6)	Form of Indemnity Agreement between iPass and its directors and officers (incorporated by reference to Exhibit 10.2 to iPass’s Form 10-Q filed with the SEC on November 7, 2014).

(e)(7)	iPass Inc. 2003 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to iPass’s Form 10-Q filed with the SEC on August 5, 2016).

(e)(8)	iPass Inc. 2003 Non-Employee Directors Plan (incorporated by reference to Exhibit 10.1 to iPass’s Form 10-Q filed with the SEC on August 8, 2018).

(e)(9)	2003 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to iPass’s Form 10-Q filed with the SEC on November 13, 2018).

(e)(10)	Offer Letter by and between iPass and Gary Griffiths, dated February 16, 2015 (incorporated by reference to Exhibit 10.28 to iPass’s Form 10-K filed with the SEC on March 13, 2015).

(e)(11)	Amended and Restated Executive Corporate Transaction and Severance Benefit Plan (incorporated by reference to Exhibit 10.1 to iPass’s Form 8-K filed July 6, 2011).

(e)(12)	Form of Performance Shares Grant Notice and Agreement, under iPass’s 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to iPass’s Form 10-Q filed with the SEC on May 10, 2017).

(e)(13)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, under iPass’s 2003 Non-Employee Directors Plan (incorporated by reference to Exhibit 10.2.1 to iPass’s Form 10-K filed with the SEC on March 29, 2007).

* Confidential treatment has been requested for a portion of this exhibit.

Annex A Opinion of Raymond James & Associates, Inc., dated November 12, 2018

Opinion of Raymond James & Associates, Inc., dated November 12, 2018

The Opinion of Raymond James & Associates, Inc., dated November 12, 2018, and attached as Annex A to the Schedule 14D-9, is hereby amended and supplemented by deleting the last sentence of the penultimate paragraph of the opinion, located at the bottom of page A-3 of the opinion, and replacing it with the following sentence:

This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed in any filing the Company is required to file with the Securities and Exchange Commission in connection with the Offer and the Merger, provided that this Opinion is quoted in full in such filing.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2018	iPASS INC.

	By:	/s/ Gary Griffiths
Gary Griffiths
President and Chief Executive Officer